UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70863

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alto Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 11th Ave N, Suite 790
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Fraioli	917-495-8074	BFaioli@altoira.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co
(Name – if individual, state last, first, and middle name)

505 N Murlen Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Brian Fraioli_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Alto Securities LLC_____, as of ___12/31_____, 2_024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO

_____
Notary Public

STATE OF TENNESSEE NOTARY PUBLIC
CAMESHA RAQUEL BECK
DAVIDSON COUNTY

My Commission Expires
November 8, 2028

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alto Securities LLC

Financial Statement
Pursuant to SEC Rule 17a-5
December 31, 2024

Alto Securities LLC
TABLE OF CONTENTS
December 31, 2024

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Alto Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alto Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alto Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alto Securities, LLC's management. Our responsibility is to express an opinion on Alto Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alto Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as Alto Securities, LLC's auditor since 2023.

Olathe, Kansas

March 25, 2025


Alto Securities LLC
Statement of Financial Condition
December 31, 2024


Assets

Cash	$	473,267
Account receivable		60,717
Prepaid expense		61,113
Total assets	$	595,097

Liabilities and Member's Equity

Liabilities:

Due to affiliates	$	44,548
Total liabilities	$	44,548
Member's Equity		550,549
Total liabilities and member's equity	$	595,097


The accompanying notes are an integral part of this financial statement

2


Alto Securities LLC
Notes to Financial Statement
December 31, 2024

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Alto Securities, LLC ("Alto Securities" or "the Company"), a wholly owned subsidiary of Alto Solutions, Inc. Inc. (the "Parent"), was incorporated in September 2019 as a Delaware corporation. The Company is a private placement broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the results of Alto Securities, LLC.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make certain estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Concentration of Credit Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of trade and other receivables.

The Company had $60,717 of outstanding accounts receivable balance as of December 31, 2024. 14 customers accounted for total revenues during fiscal year 2024.

Revenue Recognition

We derive our revenue from Placement Agent fees. In accordance with Topic 606, we recognize revenue when control of the service is transferred to our customers, in the amount that reflects the breakdown of the services we have provided.

We determine revenue recognition based on the following steps:
1. Identify the contract with the customer
2. Identify the performance obligations
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue once the performance obligation has been satisfied

The revenue recognition principles, payment terms, and details for Placement Agent Fees are outlined below as a "sponsor deal". The naming distinction refers to the management structure of the investment after funding. Sponsor deals receive placement fees generally as a percentage of equity raised on the Alto Marketplace Platform in conjunction with the funding of an offering.

Sponsor Managed Deals

This revenue is earned from equity raised from a Sponsor Deal on the Alto Marketplace Platform. Revenue is recognized at each close. A close can be on a monthly basis or at the end of the offering period. Total revenue recognized from Sponsor Managed Deals in 2024 was $145,140.59.

1. Description of Business and Summary of Significant Accounting Policies (Continued)

Sponsor Managed Deals (Continued)

The Company considers the risk of significant reversal mitigated upon close as funds are immediately sent to the Sponsor and the offering is either completed or substantially completed enough to begin operations. In addition, there is no historical evidence of Sponsor Deals canceling and funds being returned to customers after close. Invoices from Alto to the sponsor are dated as of the closing date. Payment is generally received from the sponsor within 30 days of the close.

Cash and Cash Equivalents

Cash consists of cash held in deposit accounts at financial institutions. The Company had no outstanding cash equivalents as of December 31, 2024. The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes.

Accounts Receivable and Allowance for Doubtful Accounts

Cash consists of cash held in deposit accounts at financial institutions. The Company had no outstanding cash equivalents as of December 31, 2024. The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes.

Income Taxes

Alto Securities, LLC is a single member limited liability company, which is disregarded for income tax purposes, and its operating results are allocated to the Parent. No provision or liability for income taxes has been included in these financial statements.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Accounting Pronouncements Pending Adoption

Recent authoritative guidance issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission ("SEC") did not or is not expected to have a material impact on our financial statements.

Alto Securities LLC
Notes to Financial Statement
December 31, 2024

2. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8 to 1 in the first year of operations and 15 to 1 in subsequent years.

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $428,719 which was $423,719 in excess of its required net capital of the higher of $5,000 or 6.67% of aggregate indebtedness. The Company's percentage of aggregate indebtedness to net capital was 10.39%.

3. Related Party Transactions

The Company has an Expense Sharing Agreement ("ESA") with the Parent. The Parent provides personnel, transaction support, accounting, legal, compliance, office facilities, and related services to the Company, as needed. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year.

During the year, $222,650 expenses were allocated to the Company from the Parent in accordance with the expense sharing agreement. Allocated expenses are classified on the statement of operations. General and administrative expenses related to professional licenses, membership dues & subscriptions, bank charges, and mailing services and totaled $19,945.75

All broker/dealer representatives are considered independent contractors of Alto Securities, LLC.

The amount due back to the Parent as of December 31, 2024 is $44,548.

The Parent capital contributions for the period is $501,101.

4. Commitments and Contingencies

Litigation

Currently, there are not any material pending legal proceedings to which the Company is a party or of which the Company is aware. In the normal course of business, the Company may be subject to claims and litigation. However, while the outcome of any such claim is unpredictable, the Company believes that the ultimate resolution of any such matter(s) will not, individually or in the aggregate, result in a material impact on its Balance Sheet, Statement of Operations, or Statement of Cash Flows.

5. Subsequent Events

The Company has evaluated subsequent events from the date of these financial statements on December 31, 2024, through the date these financial statements were available to be issued. No material changes have impacted the Company since December 31, 2024.